

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 5, 2021

<u>VIA E-MAIL</u>

Terrance P. Gallagher
235 West Galena Street
Milwaukee, WI 53212

      Re: AFA Multi-Manager Credit Fund N-2 (File No. 333-252742; 811-23636)

Dear Mr. Gallagher,

On February 4, 2021, you filed an initial registration statement on Form N-2 on behalf of the AFA Multi-Manager Credit Fund (the "Fund"). The Fund is a closed-end management investment company registered under the Investment Company Act of 1940 ("1940 Act").

Our comments are set forth below. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

<u>General</u>

1. We note that portions of the filing, including the Fund's financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please advise us if you have submitted or expect to submit an exemptive application or no- action request in connection with the registration statement.

3. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to any underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

4.   Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

5.   We note you intend to conduct a best efforts offering and invest in a range of private and public credit securities and other credit-related investments. With a view to disclosure, please tell us the minimum estimated fund size the Adviser believes necessary to achieve portfolio diversification and access to underlying funds.

PROSPECTUS

Cover Page

6.   Please specify the anticipated timing of the fund's initial repurchase offer.

Fund Summary – Investment Objective and Principal Investment Strategies, page 4

7.   Please revise this section and other relevant disclosure in the registration statement to disclose that the fund will apply an 80% policy to invest in "public credit securities and other credit-related investments" as required by the Names Rule given the term "Credit" in the Fund's name. *See* Rule 35d-1 under the 1940 Act.

8.   In the second paragraph of the section, please clarify that the fund will invest in private pooled vehicles as part of its "fund of funds" structure. Please disclose the percentage of the Fund's portfolio that will be invested in such vehicles, the types of investments the pooled vehicles will typically make, and their regulatory and fee structures.

9.   Please describe the Fund's investible universe with greater specificity. Additionally, please provide additional detail regarding whether the Fund's investments will be in funds that primarily invest in investment or non-investment grade debt instruments. Please also explain that the Fund's investible universe includes government (including agency) or municipal bonds, if true.

10.   Please specify the types of investments held by the underlying funds which will comprise the Fund's principal investments. Please also describe any use of derivatives by the Fund.

Fund Summary – Fees and Expenses, page 5

11.   In the first sentence of the first paragraph, please disclose that the Fund "and, therefore, the Fund's Shareholders" bear its own operating expenses.

12.   Please confirm that recoupment will not cause the expenses to exceed the lesser of the expense limit in effect at the time of the waiver or the expense limit in effect at the time of recapture. Include similar disclosure throughout the document where this disclosure appears.

13. Include a line item for "Dividend Reinvestment and Cash Purchase Plan" pursuant to Item 3 of Form N-2 or explain why this line item has been omitted.

14. Confirm that offering expenses are included in the estimate for other expenses.

15. Confirm that the fund does not intend to incur leverage during the first year. If the Fund does intend to incur leverage, please include an estimate for costs associated with leverage such as interest payments on borrowed funds.

Fund Fees and Expenses, page 9

16. Please explain whether the Fund anticipates incurring "Dividend and Interest Expense on Short Sales and Borrowings." If not, please remove from the fee table.

Investment Strategies and Overview of Investment Process, page 11

17. The third sentence of the first paragraph states that the Underlying Funds "will generally be private investment funds that are not registered under the Investment Company Act." Please include related disclosure in the Fund Summary earlier in the registration statement as it is a key aspect of the Fund's investment strategy.

18. Please include the risks relating to changes in tax rates and rules when investing in municipal securities as well as the suitability of the Fund for tax exempt or tax-deferred accounts and for investors subject to the federal alternative minimum tax, if applicable. Please also include this information where appropriate elsewhere in the prospectus.

19. In the second paragraph, please state the number of Underlying Funds and Underlying Managers with greater specificity. Please also state the credit strategies that the fund plans to focus on with greater specificity.

20. Please provide additional detail regarding how the Fund will select Underlying Funds and Underlying Managers. Please explain the types of criteria that the fund may consider in selecting both the Underlying Funds and the Underlying Managers.

21. Please describe any criteria as to maturity or duration that the Fund will use when making allocations to the Underlying Funds.

22. Please disclose the lowest rating for a fixed income security that the Fund will accept as an investment.

Principal Risk Factors – General Risks, page 13

23. Please include a risk factor that addresses that the Adviser is a recently registered with no assets under management at this time.

24. Please remove the "Borrowing, Use of Leverage" risk factor as the Fund states above that it does not intend to employ leverage.

25. In this section, please include risk factor disclosure related to the asset classes and investments in which the Fund anticipates that the Underlying Funds will include in their portfolio holdings.

Investment Management Fee, page 32

26. In the first paragraph on page 32, the Fund discloses that the investment management fee is "subject to certain adjustments." Please disclose these adjustments and ensure that the description of the investment management fee throughout the document is consistent and discloses the adjustments.

Calculation of Net Asset Value, page 40

27. Pease explain the meaning of your statement that "[a] substantial amount of time may elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the Underlying Manager to us and address the implications for your interval fund structure which contemplates repurchases at NAV.

Description of Shares, page 48

28. Please disclose the material features of the securities being offered with respect to voting rights and similar provisions. In addition, to the extent that your governance documents will contain any provisions impacting shareholders, such as provisions limiting their rights to vote on certain matters, or to bring certain types of claims, please disclose it here or another location in your prospectus.

PART C

29. Please provide the undertaking required by Item 34.1. of Form N-2, which states that the Fund will suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

30. Please confirm supplementally that the Fund will include as an exhibit to a post-effective amendment filed pursuant to Rule 462(d) under the 1933 Act the final version of any agreement filed as a "form of" exhibit to the registration statement.

* * *

Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-7565 or stojice@sec.gov or Christina DiAngelo-Fetting at 202-551-6963.

Sincerely,

/s/ Elena Stojic
Attorney-Adviser

cc: Christian Sandoe, SEC
     Jay Williamson, SEC
     Joshua B. Deringer, Faegre Drinker Biddle & Reath LLP